August 29, 2005
Room 4561

Eric Rosenfeld
Managing Member
Crescendo Investments
10 East 53rd Street
35th Floor
New York, NY 10022

Re:  	Computer Horizons Corp.
	Preliminary Schedule 14A filed on August 19, 2005
	Filed by The Computer Horizons Full Value Committee
	File No. 0-07282

Dear Mr. Rosenfeld:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General
We note that Computer Horizons filed a Proxy Statement pursuant to
Section 14(a) on August 24, 2005.  Please revise your Proxy
Statement
to update among other disclosure items, the record date,
beneficial
ownership information, and the discussion contained in your "Other
Matters and Additional Information" Section.   Further, we note
that
Computer Horizons disclosed the date of the special meeting as September 22, 2005 in its Proxy Statement filed on August 24, 2005.
Please supplementally explain this discrepancy or revise. 1. Please revise to discuss the consequences if one of your three proposals is approved but one or both of the remaining proposals is not approved. For example, the proposal to remove the directors could be approved, but the proposal to reduce the number of directors to five might not be approved. Note that you may cross-condition the proposals upon one another, such that one will not pass unless the others do. Also, if the number of directors remains unchanged at seven, or is changed to ten following a merger with Analysts, disclose the potential effects of submitting a slate of five directors for election.2.
We note that the meeting to vote on the merger between Computer Horizons and Analysts International is scheduled for this Friday, September 2, 2005. Tell us whether you plan to finalize this document before the outcome of that meeting is known. What are your plans if the meeting is postponed? In addition, tell us whether you plan to continue with this solicitation to remove the board if the merger is approved. If so, it appears you will need to revise this document to include updated disclosure, including, but not limited to, the board composition and the beneficial ownership table at the time of this meeting. It appears that the record date for this meeting has been set for September 12, 2005 and the meeting is scheduled for September 21, or 22, 2005. If the merger is approved, do you anticipate that the new board will be appointed and/or that the merger will be closed prior to the September 12, 2005 meeting date? We note that if the merger is approved, former Analysts security holders will hold almost 50% of the stock of the surviving entity. Do you anticipate that former Analysts` security holders may become record holders prior to the record date of this meeting?
If
so, will you be able to obtain a shareholder list in time to solicit all security holders of the combined entity? If you plan to engage in multiple mailings, how will you determine whether security holders voting actually held the shares of record on the record date?
Does
this ten-day time period provide sufficient notice under state law?3.
Assuming you plan to disseminate this document before you know the outcome of the vote on the merger, please revise to provide appropriate disclosure, including the effects on each of the three proposals if the proposed business combination with Analysts is approved at the stockholders` meeting scheduled for September 2, 2005. Consider, for example, management`s intentions concerning the composition of the board following a merger with Analysts. In this regard, your disclosure should clearly explain how the composition of the board may change after the approval of the merger but prior to the date of this special meeting. Also, this disclosure should clearly explain whether "existing directors" may include the former directors of Analysts. Discuss the potential effect of the proposal to remove directors, which would remove five continuing directors, as well as five new directors to be added if the merger with Analysts is effectuated. Further, please discuss any planned changes in the actions to be taken at the meeting, in the event the Analysts transaction receives shareholder approval and/or is effectuated before the meeting to remove the directors takes place. 4.
5. We note that in addition to the director nominees, Richard L. Scott Investments, LLC joined the Committee on August 18, 2005. Please disclose the steps after July 22, 2005 that resulted in these entities becoming a part of the Committee. Also, in light of the of the overlapping issues of your proxy statements for both special meetings, advise of the basis for your belief that the director nominees and Richard L. Scott Investments, LLC should not be included as participants in the proxy statement filed in definitive form on August 11, 2005.
6. With a view toward disclosure, tell us whether any of the participants in this solicitation or their affiliates beneficially own securities of Analysts.
Proxy Statement Cover Page
7. Clarify that the number of shares owned and percentage ownership of the Committee disclosed is provided as of the proposed mailing date and indicate whether the members of the Committee are entitled to vote all of the shares owned at the meeting. To the extent the shares beneficially owned and the number of shares entitled to be voted vary, provide appropriate disclosure.

Background to the Solicitation
The Committee`s Requests to the Company for Special Meeting, page
5
8. Provide us with a copy of each written request or other communication made of Computer Horizons by or on behalf of the Committee or any of its constituents, beginning with the July 22, 2005 request for a shareholders` list. Also, provide us with a copy of any written response that was received from Computer Horizons
or
any agent thereof. We note disclosure that Computer Horizons requested certain additional information and agreements and that the
Committee may have provided certain information regarding each nominee. Please advise what agreements were requested and furnished and advise what specific information was provided.
Please revise to provide a reasonably detailed explanation of why you
believe Computer Horizon`s request was not based upon any "legal basis and support." As supplemental information, provide us with specific references to the provisions of the state statute, certificate of incorporation, bylaws and identify any reported judicial decisions you rely upon in reaching this conclusion. 9.
10. Please also revise to discuss the legal action instituted against
Computer Horizons in the Supreme Court of the State of New York. Describe the relief sought by the committee and the legal basis upon which the relief is sought.  Describe material rulings and
determinations to date.   Provide a copy of the complaint to us
with
the response letter, as well as any answer or pleadings that the parties have filed or written findings or decisions of the court.

Proposal No.1
Ill-Advised Proposed Merger with Analysts
Lack of Management and Director Ownership of Shares, page 8
Please revise to indicate that even if you replaced the current board of directors, there would be no effect on management`s ownership stake in the Company. Disclose whether the committee plans to or may change the management of Computer Horizons. If a change in management is a possibility, provide a materially complete description of the circumstances in which a change would be implemented. Also, disclose the potential effects of any such change, including the potential impact on any severance agreements with the management of Computer Horizons and Analysts, if the merger is approved. 11.
12. You unfavorably compare the shareholdings of current management to the shareholdings of the committee and your slate of directors. For example, you disclose that the members of the Computer Horizons board and management own less than 1% of the shares outright and that the members of the Committee "have a significant investment stake."
When you make these statements, please place them in an appropriate context by stating that except for Mr. Rosenfeld no nominee holds any shares of Computer Horizons.
In light of the fact that this proposal may cause a "change of control," as defined by Computer Horizons, please disclose the monetary consequences if this proposal is passed and the board of directors is removed. In this regard, your disclosure should clearly present the consequences to Computer Horizons if it is required to make payments to its employees as a result of this "change of control." 13.
14. On page 8 you compare the company`s stock price over time. With a view toward disclosure, clarify why the time periods you have chosen are representative and do not inappropriately skew the data.

Proposal No. 2
Proposal to Fix Number of Directors at Five
15. Please revise to disclose whether the current bylaws fix the number of directors that are permitted to serve on the Computer
Horizons board. If so, disclose the number of directors that is fixed by Computer Horizons` bylaws.

Proposal No. 3
Proposal to Elect the Nominees, page 10
Please provide a discussion of the criteria used in reaching the conclusion that the Committee has nominated "truly independent nominees." Disclose whether the nominees would satisfy NASD requirements for independence. Clarify how your nominees compare to directors who would be removed in this regard, if the proposal to
remove the directors receives approval.   16.
17. Please provide support for you statement that any attempt to increase the size of the current Computer Horizons Board or to classify the Computer Horizons Board constitutes an "unlawful
manipulation of Computer Horizons` corporate machinery."   In
addition to the information added to the soliciting materials, in your response letter provide a detailed explanation of the legal basis for your conclusions in this regard.

Voting and Proxy Procedures
Broker Non-Votes, page 15
18. You state that "with regard to certain proposals, the holder of record of Shares held in street name is permitted to vote as it determines, in its discretion." Please be specific in describing the proposals on which record holders may exercise discretion, and provide us with an analysis of the basis for this belief. Are we correct in believing that discretionary authority is not available with respect to any of the three proposals listed on the proxy card or with respect to any proposal to adjourn the meeting?

Other Participant Information, page 17
Please advise why you have not filed the letter agreements indemnifying Messrs. Walters, Tanki and van Rijn as an exhibit to your Schedule 13D, as amended on July 22, 2005. 19.
20. We note disclosure on page 18 that "except as set forth in this
Proxy Statement no participant in this solicitation has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Special Meeting." Please confirm that the proxy contains all of the information with respect to participants in the solicitation as required by Item 5(b) of Schedule
14A.

* * * * *
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

* the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your preliminary Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







      If you have any questions, please call Adam Halper at (202) 551-3482. If you require additional assistance you may contact Jeffrey Werbitt at (202) 551-3456, me at (202) 551-3462 or in my
absence Barbara C. Jacobs, Assistant Director at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
      Branch Chief-Legal


cc:	Ron S. Berenblat, Esq
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022
	Telephone: (212) 451-2300
	Facsimile:  (212) 451-2222





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Eric Rosenfeld
Crescendo Investments
August 29, 2005
Page 1